July 18, 2025

VIA EDGAR

Securities and Exchange Commission, Division of Corporation Finance Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric Envall

Re:	Comment Letter to Tri-County Financial Group, Inc.
Registration Statement on Form S-1
Filed June 16, 2025
File No. 333-288087

Dear Mr. Envall:

On behalf of Tri-County Financial Group, Inc. (the “Company”), we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, by letter dated July 10, 2025 (the “Comment Letter”) with respect to the above-referenced registration statement. Concurrently herewith, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company.

Registration Statement on Form S-1
General

1.	We note disclosure on page 46 that appears to indicate that you have elected to use the extended transition period for complying with new or revised accounting standards. If true, please do not check the box on the facing page related to this election. Otherwise, please revise to clarify your disclosure regarding this election.

We have unchecked the box on the facing page related to the extended transition period in Amendment No. 1.

Summary, page 3

2.	In the first sentence, please remove the reference to the summary not being “complete.”

We have removed references to the summary not being “complete” Amendment No. 1.

The Selling Shareholder, page 3

3.	We note from the final sentence that there were amendments to the Rights Agreement. Please file these amendments as Exhibits.

We have refiled the Rights Agreement, as amended, to include each amendment made to the Agreement.

July 18, 2025

Our loan portfolio has a large concentration of real estate loans, which involve risks specific to real estate value, page 8

4.	Please disaggregate the $1.1 billion and 87.6% figures in this risk factor to identify the dollar amount and percentage of your loan portfolio represented by each type of your real estate lending.

We have provided the disaggregated information requested on page 8 of Amendment No. 1.

The Company’s loan portfolio has a large concentration of commercial real estate loans..., page 10

5.	Revise this risk factor to include a discussion of how your commercial real estate portfolio has performed in recent periods, including identifying the amounts and percentage that are considered to be non-performing loans at December 31, 2024 and your most recent interim period.

We have provided the requested discussion on page 10 of Amendment No. 1.

Critical Accounting Policies - Goodwill, page 46

6.	We note disclosure that you perform internal qualitative evaluations and annual third party valuations to test whether the fair value of the reporting unit exceeds its carrying value for your goodwill recorded at FSM. To the extent that a known uncertainty such as a possible goodwill impairment is reasonably likely to occur and would have a material effect on your results of operations, please revise to provide appropriate information for investors. For example, consider disclosing the following information:

●	the results of your qualitative assessment;

●	the percentage by which the fair value exceeded the carrying value in your quantitative assessment;

●	a description of the methods and key assumptions used in determining the fair value of the reporting unit and how the key assumptions were determined;

●	a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

●	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We have provided the requested discussion on page 46 of Amendment No. 1.

July 18, 2025

Security Ownership..., page 91

7.	Reference is made to footnote 2 of the ownership table on page 92. Please name the “managing principals of Castle Creek’s general partner.”

We have included the names of the managing principals of Castle Creek’s general partner in footnote 2 to the beneficial ownership table.

Sole and Exclusive Forum, page 95

8.	We note that Article X, Section 1 indicates that the federal district courts of the United States of America are the sole and exclusive forum for claims arising out of the Securities Act of 1933 unless the Corporation consents to an alternative forum. Please revise your disclosure.

We have revised this disclosure to indicate that the federal district courts of the United States of America are the sole and exclusive forum for claims arising out of the Securities Act of 1933.

Note (15) Deposits, page F-45

9.	Noting your disclosure on page 60 that you have collateralized public deposits, please revise your financial statement notes to disclose the amount of securities, mortgage loans, or other financial instruments that serve as collateral for deposits. Refer to ASC 942-405-50-1.b for guidance.

We have incorporated the requested information on page F-83 of Amendment No. 1.

Exhibits

10.	It appears that your Exhibit Index indicates that the “Registration Rights Agreement” is filed as Exhibit 10.1, but is included as Exhibit 10.2. In addition, you refer to Item 10.2 as the “Securities Purchase Agreement” and use that term throughout the Registration Statement, while Exhibit 10.1 is your “Stock Purchase Agreement.” Please review your exhibits and the Exhibit Index to ensure that all items are properly labeled.

We have reviewed the exhibit index and refiled the above-mentioned exhibits to ensure address the above-noted issue.

Please contact Robert Fleetwood at 312.629.7329 with any questions.

Sincerely,

/s/ Robert Fleetwood
Robert Fleetwood
Barack Ferrazzano Kirschbaum & Nagelberg LLP